FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

Grant of Conditional Share Awards under GlaxoSmithKline Share Plans

Conditional Share Awards
On 12 February 2014 the Company granted conditional share awards to Executive Directors and Persons Discharging Managerial Responsibility (PDMRs) under the GlaxoSmithKline 2009 Performance Share Plan and the GlaxoSmithKline 2009 Deferred Annual Bonus Plan.

2009 Performance Share Plan
The 2009 Performance Share Plan (PSP) was approved by shareholders on 20 May 2009, and allows a performance-related opportunity in the form of conditional awards to be made to senior executives in the Group, including the Executive Directors.

Under the terms of the PSP, conditional awards are granted over a specific number of Ordinary Shares or American Depositary Shares (ADS), and the percentage of awards that ultimately vests is dependent on the level of achievement against performance targets set by the Remuneration Committee.

The PSP awards made on 12 February 2014 are based on three equally weighted performance measures:

Key strategic priorities	Performance Measure	Proportion of each award
Deliver value to shareholders	Total Shareholder Return (TSR)	1/3rd
Simplify the operating model	Adjusted free cash flow	1/3rd
Deliver more products of value	Research & Development (R&D) new product performance	1/3rd

The performance period for the awards is three financial years from 1 January 2014 to 31 December 2016.

TSR measure
One third of each conditional award is based on relative TSR.  This measure compares the TSR of the Company's Ordinary Shares over the performance period with the TSR of the shares of nine (9) other global pharmaceutical companies (i.e. a comparator group of 10 companies including the Company). The vesting schedule is based on delivering 30% vesting for achieving median performance.  However, in a group of 10 companies, the median (position 5.5) falls between two companies. Therefore, 0% will vest if the Company's TSR is ranked 6th and 44% will vest if its TSR is ranked 5th, i.e. above median, in the comparator group.  The maximum amount will vest for this element, if the Company's TSR is ranked in positions 1, 2 or 3.

The companies in the TSR comparator group are AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck, Novartis, Pfizer, Roche Holdings, Sanofi and GlaxoSmithKline.

Adjusted free cash flow measure
One third of each conditional award is based on adjusted free cash flow.  This element of the award will vest as follows:

	Adjusted free cash flow performance	% vesting
Below threshold	< £ 13.68bn	0%
Threshold	£ 13.68bn	25%
	£ 14.10bn	50%
	£ 15.51bn	75%
Maximum	£ 16.22bn	100%

R&D new product measure
One third of each conditional award is based on R&D new product performance.  Due to commercial sensitivity, the Remuneration Committee has decided that the R&D new product target cannot be published at the time of grant.  The target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the performance threshold level is attained, rising to 100% for stretching performance exceeding 122% of the set threshold.  Below the set threshold, none of this element will vest.

To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

The Executive Directors or PDMRs in the tables below were each granted a conditional award under the terms of the PSP. Awards granted are of Ordinary Shares or ADS. The table below shows the number of Ordinary Shares or ADS which can potentially vest in respect of this incentive opportunity.

Dividends will accrue on the conditional award of Ordinary Shares or ADS during the performance period, but only vest to the extent that the awards themselves vest at the end of the performance period. These dividends are not included in the figures below.

	Number of Ordinary Shares/ADS potentially vesting in respect of the element of the award subject to the TSR measure
	(N.B. One ADS represents two Ordinary Shares)
Ordinary Shares	6th position or below	5th position	Maximum
Sir Andrew Witty*	Nil	58,236	132,355
Mr S Dingemans*	Nil	25,627	58,243
Mr R Connor	Nil	11,783	26,780
Mr A Hussain	Nil	23,790	54,068
Mr D Redfern	Nil	8,459	19,225
Ms C Thomas	Nil	12,069	27,429
Mr P Thomson	Nil	5,756	13,082
Dr P Vallance	Nil	25,995	59,079
Ms E Walmsley	Nil	15,140	34,408
ADS
Dr M Slaoui*	Nil	16,405	37,284
Ms D Connelly	Nil	6,893	15,666
Mr W Louv	Nil	4,812	10,937
Mr D Troy	Nil	10,168	23,109
* Denotes an Executive Director

	Number of Ordinary Shares/ADS potentially vesting in respect of the element of the award subject to the adjusted free cash flow and R&D new product measures
	(N.B. One ADS represents two Ordinary Shares)
Ordinary Shares	Below threshold	At threshold	Maximum
Sir Andrew Witty*	Nil	66,178	264,711
Mr S Dingemans*	Nil	29,122	116,486
Mr R Connor	Nil	13,390	53,560
Mr A Hussain	Nil	27,034	108,135
Mr D Redfern	Nil	9,612	38,449
Ms C Thomas	Nil	13,715	54,859
Mr P Thomson	Nil	6,541	26,163
Dr P Vallance	Nil	29,539	118,157
Ms E Walmsley	Nil	17,204	68,817
ADS
Dr M Slaoui*	Nil	18,642	74,567
Ms D Connelly	Nil	7,833	31,332
Mr W Louv	Nil	5,468	21,873
Mr D Troy	Nil	11,555	46,219
* Denotes an Executive Director

Subject to the below qualification regarding the award to Sir Andrew Witty, the vesting date for these conditional awards will be the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance conditions have been achieved or such other later date as determined by the Remuneration Committee.

In the case of the award to Sir Andrew Witty, the vesting date for 75% of the overall award will be as set out above.  The remaining 25% of the award will be subject to an additional vesting period of two years following the end of the performance period, during which the relevant Ordinary Shares would only be forfeited in the event that Sir Andrew Witty was terminated for cause.

All of the above conditional awards were made on 12 February 2014 and were determined, in accordance with the PSP rules, using an Ordinary Share price of £16.43, being the closing price quoted on the London Stock Exchange and an ADS price of US$54.17, the closing price quoted on the New York Stock Exchange on 11 February 2014.

2009 Deferred Annual Bonus Plan

The 2009 Deferred Annual Bonus Plan (DABP) was approved by shareholders on 20 May 2009, and allows a performance related opportunity in the form of conditional awards to be made to eligible employees.

All Executive Directors and Corporate Executive Team (CET) members are required to defer 25% of any bonus earned into shares and may choose to invest up to an additional 25% (i.e. up to a maximum of 50%) (Deferred Bonus Award).

The Company will match Ordinary Shares or ADS up to one-for-one depending on the achievement of performance targets (Matching Award).  The performance measures, vesting schedules and performance period for the Matching Award will be the same as for the PSP awards described above.

The awards of Deferred and Matching shares have been granted as nil-cost options over Ordinary Shares for UK, Belgium and Singapore based pre-tax participants and conditional awards over ADS for US pre-tax participants. The percentage of Matching shares that ultimately vests will be dependent on the achievement of the performance targets.

Dividends accrue on the Deferred shares during the performance period. Dividends also accrue on the conditionally awarded Matching shares during the performance period, but will only vest to the extent that the Matching shares themselves vest at the end of the relevant performance period. These dividends are not included in the figures below.

The following individuals have invested a proportion of their bonus in the DABP in respect of the 2013 bonus that they have earned on a gross or pre-tax basis. The following awards are gross of tax. The post-tax DABP awards will be the subject of a separate announcement following the date of the bonus payment:

Deferred Bonus Awards

	Number of Ordinary Shares/ADS potentially vesting in respect of the Deferred Bonus Award (N.B. One ADS represents two Ordinary Shares)
	Number of Ordinary Shares subject to Deferred Bonus Award	Number of ADS subject to Deferred Bonus Award

Sir Andrew Witty*	57,060
Mr S Dingemans*	18,876
Dr M Slaoui*		18,214
Mr S Bicknell	3,615
Ms D Connelly		4,602
Mr R Connor	11,169
Mr Abbas Hussain	8,193
Mr W Louv		4,801
Mr D Redfern	10,187
Ms C Thomas	6,322
Mr P Thomson	3,808
Mr D Troy		7,374
Dr P Vallance	22,588
Ms E Walmsley	12,496
* Denotes an Executive Director

Matching Award

	Number of Ordinary Shares/ADS potentially vesting in respect of the element of the Matching Award subject to the TSR measure
	(N.B. One ADS represents two Ordinary Shares)
Ordinary Shares	6th position or below	5th position	Maximum
Sir Andrew Witty*	Nil	8,369	19,020
Mr S Dingemans*	Nil	2,768	6,292
Mr S Bicknell	Nil	530	1,205
Mr R Connor	Nil	1,638	3,723
Mr A Hussain	Nil	1,202	2,731
Mr D Redfern	Nil	1,494	3,396
Ms C Thomas	Nil	927	2,107
Mr P Thomson	Nil	559	1,269
Dr P Vallance	Nil	3,313	7,529
Ms E Walmsley	Nil	1,833	4,165
ADS
Dr M Slaoui*	Nil	2,671	6,071
Ms D Connelly	Nil	675	1,534
Mr W Louv	Nil	704	1,600
Mr D Troy	Nil	1,082	2,458
* Denotes an Executive Director

Number of Ordinary Shares/ADS potentially vesting in respect of the element of the Matching Award subject to the adjusted free cash flow and R&D new product measures
(N.B. One ADS represents two Ordinary Shares)

Ordinary Shares	Below threshold	At threshold	Maximum
Sir Andrew Witty*	Nil	9,510	38,040
Mr S Dingemans*	Nil	3,146	12,584
Mr S Bicknell	Nil	603	2,410
Mr R Connor	Nil	1,862	7,446
Mr A Hussain	Nil	1,366	5,462
Mr D Redfern	Nil	1,698	6,791
Ms C Thomas	Nil	1,054	4,215
Mr P Thomson	Nil	635	2,539
Dr P Vallance	Nil	3,765	15,059
Ms E Walmsley	Nil	2,083	8,331
ADS
Dr M Slaoui*	Nil	3,036	12,143
Ms D Connelly	Nil	767	3,068
Mr W Louv	Nil	800	3,201
Mr D Troy	Nil	1,229	4,916
* Denotes an Executive Director
The vesting date for these conditional awards will be the later of the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance measures have been achieved, the third anniversary of the Award Date or such other later date as determined by the Remuneration Committee.

All of the above conditional awards were made on 12 February 2014. The awards made were determined, using an Ordinary Share price of £16.43 the closing price quoted on the London Stock Exchange and an ADS price of US $54.17, the closing price quoted on the New York Stock Exchange on 11 February 2014.

The Company, Executive Directors and PDMRs were advised of these transactions on 13 February 2014.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Sonja Arsenić
Corporate Secretariat

13 February 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 13, 2014

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc